UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 14, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Microlin Bio, Inc.

File No. 0-55425 - CF#33371

Microlin Bio, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on December 22, 2015.

Based on representations by Microlin Bio, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.5	through December 22, 2018
Exhibit 10.7	through December 22, 2018
Exhibit 10.9	through December 22, 2018
Exhibit 10.12	through December 22, 2018
Exhibit 10.14	through December 22, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary